

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Aaron Suen, Chief Executive Officer
Vim Beverage, Inc.
1223 Wilshire Boulevard, #467
Santa Monica, CA 90403

> **Re:** **Vim Beverage, Inc.**
> **Form S-1, Amendment 2**
> **Filed December 13, 2010**
> **File No.: 333-164033**

Dear Mr. Suen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that your cover page indicates that "if we are unable to raise adequate working capital for fiscal 2010, we will be restricted … we may be forced to change our business plan for fiscal 2010, which would result in …." Please update your disclosure to address fiscal 2011 as applicable.

2. We reissue comment 2 from our letter dated August 27, 2010. Please include the date of the prospectus on the prospectus cover page, as required by Item 501(b)(9) of Regulation S-K. The date is not included until the table of contents.

Summary, page 1

3. Please revise your disclosure to indicate in the beginning of the third paragraph that the company has had no operations to date, if true.

Summary Financial Data, page 2

4. We note that the amounts captioned Operating Loss for the year ended February 28, 2010 and from inception (March 31, 2008) to February 28, 2009 and to August 31, 2010 actually represent your net loss rather than (loss) from operations or total expenses because such amount includes other income. Please revise the caption to "Net loss" or explain to us the reason for the discrepancy.

Risk Factors, page 3

5. We note your statement that "Aaron Suen and Candace Suen, our only officers and Directors, currently have employment outside of the company." We also note your statement that the company currently has three employees. Please advise or revise.

6. We reissue, in part, comment four from our prior letter. We continue to note references to a "limited operating history" in the third risk factor on page four. Please revise, as it appears you have had no operations to date.

7. We note your response to comment 6. Please expand your risk factor to explain the risks and the potential consequences to investors resulting from the officers and directors and the executive offices being located outside the United States.

Directors, Executive Officers, Promoters and Control Persons, page 8

8. We note your response to comment 7. Please supplementally confirm that Ms. Candace Suen's only employment during the past five years is serving as a director of Bite Limited.

9. We note that you indicate that Aaron Suen and Candace Suen have experience with a food and beverage company. Please revise to clarify the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as director for the company.

Involvement in Certain Legal Proceedings, page 9

10. Please note the Item 401(f) of Regulation S-K requires disclosure regarding the past ten years. Please revise as appropriate.

Description of Business, page 12

11. We note your response to comment 6. Revise to add disclosure explaining the impact on your potential business as a result of being located in Hong Kong when you plan on bottling glacier water from British Columbia.

12. We note your discussion of your business plan is currently on pages 13 and 14 under the heading "VIM Lite." Please move it to the forefront of the business section and provide a

descriptive heading for it.

13. We have reviewed your response to comment number 12 from our prior letter. A couple of your referenced sources could not be located from the given information. Please revise as appropriate.

Overview, page 12

14. Please revise to indicate that "we have no operations to date" at the beginning of the paragraph.

15. We note your response to comment 3 that you have removed the promotional language. We continue to note your reference to "pristine glacial source" in this section. Additionally, we note your description under the Business Plan that your packaging will be completely different and trend setting. As previously requested, provide the basis for the promotional language or remove.

Product Description, page 13

16. We note your response to comment 10. Please revise your disclosure to clearly indicate the amount of funds needed to commence your business operations and the amount of funding needed to launch your first product.

17. We note your response to comment 11. Please revise to address when you anticipate obtaining funds to commence your business plan. Clarify the amount of additional funds, and the minimum amount all funding, you need to begin implementing your business plans. Revise to discuss in your proposed business plan the cost of bringing your products to market. Finally, we do not understand your clarification of the cost of purchasing water. Your prior response indicated you were in negotiation for the first 300,000 gallons of water at $.05 per gallon while your table indicates a cost of only $9,000. Please revise as appropriate.

Marketing, page 14

18. We note your response to comment 13. Please revise to provide a more detailed discussion of your proposed marketing plan and discuss the anticipated costs associated with your marketing plans. Please further explain the reference to the use of celebrities in your marketing plan. Clarify whether you have any such arrangements in place and discuss the additional costs that would be associated with using celebrities.

19. We note your statement that "our geographical focus will be aimed at U.S./Canada and China/Japan/Korea. Clearly address where the company will first focus marketing it products.

20. Please revise to clarify the status of any agreements with Gravy or Feinstein &

McGuiness Public Relations. If you have agreement with Gravy or Feinstein & McGuiness Public Relations please file the agreements as exhibits to your registration statement.

21. On page 15, in the third from the last paragraph of this section, please revise the following statements to clearly distinguish between <u>consumers</u> of other products and your <u>future customers</u>.

> We anticipate having two broad types of customers: existing and switchers. Existing consumers are those that currently drink bottled water or enhanced/functional beverages made by our competitors.

22. We note your statement under Guerilla Marketing that "our tongue in cheek approach will get us noticed." The statement appears promotional in nature. Please revise as appropriate.

PR Events, page 16

23. Please discuss in detail the status of the series of events which you reference.

Competition, page 16

24. Please revise to address the principal methods of competition and the company's competitive position in the industry.

Manufacture, page 17

25. Please revise to clarify where you expect your products will be produced.

Distribution, page 17

US/Canada Distribution, page 17

26. We note your response to comment 16. We also note that your disclosure continues to name specific retailers in this section. As previously requested, remove the references to specific retailers where you plan to sell your products unless you have agreements in place. Also remove your statement that "we expect heavy interest for our 'Pure' line of waters in the Food & Beverage industry" as since the disclosure appears promotional at this stage of the company's development.

Asia Distribution, page 17

27. Please revise to clarify the meaning of your statement that Bite Ltd. "has calculated locations in Korea and Thailand."

New School Guidelines, page 18

28. Please revise to clarify why the company has addressed the 'new school guidelines' in the business section.

Asia, page 19

29. We note your statement that "non-carbonated beverages from both Coca-cola and PepsiCo matched, and even out-performed in places, their fizzy counterparts in the country." Please revise to provide your basis for the noted statement.

Plan of Operation, page 21

30. We have reviewed your response to comment number 10. We note your statement that you will require approximately $215,000 to launch your first product. Revise to clarify the steps in your business plan and the associated costs you project to launch your first product. Clarify whether you plan to launch your first product in the next twelve months. Additionally, it is unclear whether the $215,000 you state it will take to launch your first product is in addition to the $200,000 marketing cost noted in your first paragraph in this section. Please revise as appropriate in this section and throughout the prospectus.

31. We note your statement that "we currently have enough funds on hand to complete our initial phase 1 of our business plan and to pay for expenses associated with this offering." Revise this section and your business section to clarify what steps are included in phase 1 of your business plan. Also clarify what steps of your business plan are included in phase 2 of your business plan.

32. We note your statement that "our management is prepared to provide us with short-term loans although no such arrangement has been made." Revise to clarify in this section whether there are any commitments or legal obligations by management to provide funds to the company.

33. You indicate that "if this is the case we will have to find a more viable business plan or go out of business." Supplementally advise us whether the company has an alternative business plan.

Results of Operations, page 22

34. Please revise to address in more detail what expenses comprise your general and administrative cost expenses for the six months ended August 31, 2010 and for the year ended February 28, 2010.

Liquidity and Capital Resources, page 22

35. We note your response to comment 17. Please revise to discuss how long you will be able to rely upon only your cash reserves before you will need additional funding.

Certain Relationships and Related Transactions, page 23

36. We note that on January 15, 2010 Donald Thrasher transferred his 2,500,000 shares to Candace Suen. Revise to provide the disclosure required by Item 404 of Regulation S-K or advise us why the disclosure is not required.

Plan of Distribution and Selling Stockholders, page 26

37. We note your statement that the selling stockholders may sell the shares "by one or more of the following methods, without limitation: … a combination of any such methods of sale; and any other method permitted pursuant to applicable law." Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete the noted phrase and indicate any additional methods of distribution that will be used.

Financial Statements

38. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

Notes to the Financial Statements, pages 34 and 41

39. Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2, as applicable.

Part II

Recent Sales of Unregistered Securities

40. We note your response to comment 20. Please revise to provide more detail on the facts you relied upon to make the Regulation S exemption available. We may have further comment.

Signatures

41. As required by Instruction 1 to the Signature requirements of the Form, the signatures of at least a majority of the board of directors must also be included. Please revise to include the signature of Candace Suen and the appropriate title.

You may contact Raquel Howard at (202) 551-3291 or David Walz at (202) 551-3358 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William MacDonald
      Facsimile: (604) 681-4760